Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

January 9, 2007
VIA EDGAR
Brad Skinner, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Extension of Response Time to Mr. Skinner’s December 28, 2006
Comment Letter on IONA Technologies PLC Form 20-F for the Fiscal Year Ended
December 31, 2005 Filed April 19, 2006; Form 6-K Filed July 20, 2006; and Form 6-K
Filed August 15, 2006.
File No. 000-29154
Dear Mr. Skinner:
     As discussed with Christine Davis of your office, IONA Technologies PLC (the “Company”) will not submit a response to your letter to Peter Zotto dated December 28, 2006, relating to the Company’s annual report on Form 20-F for the Fiscal Year Ended December 31, 2005, which was filed on April 19, 2006, and current reports on Form 6-K, which were furnished on July 20, 2006 and August 15, 2006, respectively (the “Comment Letter”), within 10 business days of receipt thereof. As indicated to Ms. Davis, the Company intends to provide its response by Friday, February 16, 2007.
     The Company appreciates the additional time to research and formulate thorough responses to the Comment Letter.
     If you have any questions regarding this request, please contact the undersigned at (617) 570-1091.

Very truly yours,
/s/ Mark T. Bettencourt

Mark T. Bettencourt

cc:	Christopher M. Mirabile, Esq.
IONA Technologies PLC